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07001129

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
PROCESSING
FEB 28 2007
WASH, D.C.
SECTION
153

SEC FILE NUMBER
8- 66882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.L.K CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1033 SKOKIE BLVD SUITE 430
(No. and Street)

NORTHBROOK (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL WINTERS 847-919-3544
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SILVER LERNER SCHWARTZ FERTEL
(Name – *if individual, state last, first, middle name*)

8707 NORTH SKOKIE BLVD (Address), SUITE 400 (City) SKOKIE (State), IL 60077 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Winters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.L.K. CAPITAL ADVISORS, LLC., as of 2/26/07 (AUDIT YEAR 12/31/06), 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President


"OFFICIAL SEAL"
Myra Matgous
Notary Public, State of Illinois
My Commission Exp. 11/25/2007

Myra Matgous 2/27/07
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.L.K. CAPITAL ADVISORS, LLC

Financial Statements

Year Ended December 31, 2006

E.L.K. CAPITAL ADVISORS, LLC

Year Ended December 31, 2006

CONTENTS


SILVER LERNER SCHWARTZ FERTEL
SLSF
CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C. 153 SECTION

Independent Auditors' Report

To the Member of
E.L.K. Capital Advisors, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial position of E.L.K. Capital Advisors, LLC as of December 31, 2006 and the related statements of income, changes in member's equity and cash flows for the period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of E.L.K. Capital Advisors, LLC as of December 31, 2006, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silver, Lerner, Schwartz & Fertel

Certified Public Accountants

February 26, 2007

8707 North Skokie Boulevard • Skokie, Illinois 60077
tel: 847-676-2000 • fax: 847-676-2065 • www.slsf.com

E.L.K. CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2006

ASSETS

Current Assets	
Cash and equivalents	$ 239,166
Accounts receivable	418,543
Prepaid expenses	1,293
Total Current Assets	659,002
Property and Equipment, at cost	
Computers and equipment	11,497
Computer software	1,309
Furniture and fixtures	929
	13,735
Less: Accumulated depreciation and amortization	2,722
Net Property and Equipment	11,013
Accounts Receivable	59,125
Total Assets	$ 729,140

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$ 184,514
Commitments and Contingencies - Notes 2, 5 and 7	
Member's Equity	544,626
Total Liabilities and Member's Equity	$ 729,140

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC

Statement of Income

Year Ended December 31, 2006

Revenues	
Placement and consulting fees	$ 1,149,349
Operating Expenses	
Employee compensation and benefits	558,299
Regulatory fees	6,280
Other operating expenses	337,684
Total Operating Expenses	902,263
Operating Income	247,086
Other Income (Expense)	
Interest income	7,079
Other, net	486
Total Other Income (Expense)	7,565
Net Income	$ 254,651

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2006

	Contributed Capital	Retained Earnings	Total Member's Equity
Balance, January 1, 2006	$ 110,000	$ 579,975	$ 689,975
Net income		254,651	254,651
Distributions		(400,000)	(400,000)
Balance, December 31, 2006	$ 110,000	$ 434,626	$ 544,626

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year Ended December 31, 2006

Cash Flows From Operating Activities	
Net income	$ 254,651
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	2,039
(Increase) decrease in assets	
Accounts receivable	43,314
Prepaid expenses	(603)
Increase in liabilities	
Accounts payable and accrued expenses	176,711
Net Cash Provided By Operating Activities	476,112
Cash Flows From Investing Activities	
Purchases of property and equipment	(9,071)
Cash Flows From Financing Activities	
Member distributions	(400,000)
Net Increase In Cash and Equivalents	67,041
Cash and Equivalents	
Beginning	172,125
End	$ 239,166

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Business Activity
E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole member, ELK Investments, Inc., to provide advisory and consulting services related to capital raising activities and mergers and acquisitions for limited partnerships and private equity funds throughout the United States. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. Other consulting fees are recognized as billed.

Cash Equivalents
The Company treats investments in highly liquid securities with an initial maturity of less than 90 days as cash equivalents.

Accounts Receivable
Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client, which range from thirty days to two years.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and equipment
Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Income taxes
As a single-member limited liability company, federal and state income taxes on earnings of the Company are payable by its Member and, accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months of operations, and 15 to 1 thereafter. At December 31, 2006, the Company had net capital of $42,885, which was $37,885 in excess of its required net capital of $5,000. The Company's indebtedness to net capital ratio was 4.87 to 1.0 at December 31, 2006.

Note 3 – Concentrations

The Company's deposits with a single financial institution in Highland Park, Illinois at December 31, 2006 exceeded federally insured limits by approximately $139,000.

During 2006, 90% of the Company's revenues were earned from three clients. At December 31, 2006, 92% of accounts receivable were due from two clients.

Note 4 – Employee Benefit Plan

The Company maintains a profit sharing and 401(k) plan covering all eligible employees, as defined. The plan provides for contributions by the Company as annually determined by its Member. The Company made contributions aggregating $58,000 for the year ended December 31, 2006.

Note 5 – Lease Commitment

The Company leases its office facility in Northbrook, Illinois pursuant to a sub-lease which expires in September, 2007. Rent expense aggregated $28,255 for the year-ended December 31, 2006.

Note 6 – Related Party Transactions

Fees earned from a company in which the president owns approximately a 3% interest and serves as a member of its Board of Directors, aggregated $135,000 during 2006. The Company also paid approximately $22,000 for temporary employee services to the same company during 2006.

Note 7 – Subsequent Events

Effective February 13, 2007, the Company settled a dispute with a former client. Pursuant to the settlement, the Company received $250,000 in February, 2007 plus future contingent considerations as defined in the agreement.

Supplemental Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

The accompanying schedule is prepared in accordance with requirements and general format of FOCUS Form X-17 A-5.

E.L.K. CAPITAL ADVISORS, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2006

Net Capital	
Total member's equity qualified for net capital	$ 544,626
Deduction for non-allowable assets:	
Accounts receivable	(477,668)
Prepaid expenses	(1,293)
Fixed assets - net	(11,013)
Net capital before haircuts	54,652
Less haircuts	11,767
Net capital	42,885
Minimum net capital required	5,000
Excess net capital	$ 37,885
Aggregate Indebtedness:	
Liabilities	$ 184,514
Ratio of aggregate indebtedness to net capital	4.87 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

No material difference exists between net capital as reported in FOCUS Part IIA and net capital as reported above.

See Independent Auditor's Report.

E.L.K. CAPITAL ADVISORS, LLC

Schedule II
Computation for Determination of the Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2006

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(i) of the rule and does not hold customers' monies or securities.

END